210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2012 Year End Results

CALGARY, AB, March 14, 2013 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the  year ended December 31, 2012.

“We were very pleased to present our first randomized clinical data from our head and neck cancer clinical study in 2012,” said Dr. Brad Thompson, President and CEO of Oncolytics. “In addition, in order to support our program, which now includes seven randomized studies in different indications, we completed two financings over the last 14 months raising gross proceeds in excess of $50 million.”

Selected Highlights

Since January 1, 2012, the Company has made a number of significant announcements including:

Clinical Trial Results

•
Reporting initial positive top line data from the first endpoint in the double-blinded randomized Phase III clinical study examining REOLYSIN® in combination with carboplatin and paclitaxel in second-line patients with platinum-refractory, taxane-naïve head and neck cancers (REO 018). The endpoint examined initial percentage tumour changes between the pre-treatment and first post-treatment scans (typically performed at six weeks post-first treatment) of all patients enrolled in the study and was designed to assess early differences in response between loco-regional tumours and metastatic tumours, as classified and observed by the investigators;

•
Reaching the primary endpoint in the first stage of a U.S. Phase 2 clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel (REO 021) and subsequently reporting positive percent overall tumour shrinkage data;

•
Poster presentations at the EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics reporting positive clinical data from a study in a Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours (REO 016) and a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer (REO 017);

•
Publication of a paper entitled "Cell Carriage, Delivery, and Selective Replication of an Oncolytic Virus in Tumor in Patients," in the June 13, 2012 issue of the journal Science Translational Medicine (Vol. 4 Issue 138 138ra77), covering findings from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The researchers found that intravenously-administered reovirus could specifically target and infect metastatic liver tumors in 90% of the patients, even though all patients treated had had a pre-existing immunity to the virus;

Clinical Trial Program

•
Expansion of enrollment in the first stage of a Phase III head and neck cancer clinical trial (REO 18) to include 167 patients and introduction of an additional patient segregation to differentiate between patients with local recurrent disease, with or without metastases, and patients with distal metastases while maintaining the blind;

•
Completion of patient enrollment in a U.S. Phase 2 clinical trial evaluating intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours (REO 016);

•
Completion of patient enrollment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced or metastatic pancreatic cancer (REO 017);

•	Completion of enrollment in a U.K. Phase I clinical trial using intravenously-administered REOLYSIN in combination with cyclophosphamide in patients with advanced malignancies (REO 012);

•	Completion of enrollment in a U.S. Phase 1 clinical trial using intravenously-administered REOLYSIN in combination with FOLFIRI in patients with colorectal cancer (REO 022);

•
Entry into multiple agreements whereby the NCIC Clinical Trials Group (CTG) at Queen's University in Kingston, Ontario, will sponsor and conduct randomized Phase II studies of REOLYSIN in patients with recurrent or metastatic castration resistant prostate cancer, advanced or metastatic colorectal cancer, advanced or metastatic non-small cell lung cancer, and advanced or metastatic breast cancer;

Management

•	Appointment of Mr. Kirk Look to the role of Chief Financial Officer;

•	Appointment of Dr. Alan Tuchman to the role of Chief Medical Officer and Senior Vice President, Clinical and Medical Development;

Financial

•
Closing of a bought deal financing in February 2012, which was increased post-announcement from $15 million to $18.5 million, for gross proceeds of $21.3 million following the full exercise of the over-allotment option by the syndicate of underwriters; and

•
Subsequent to year-end, closing of an underwritten public offering of 8.0 million common shares, at a public offering price of US$4.00 per common share for aggregate gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses, of approximately US$32.0 million.

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,
	2012 $	2011 $
Assets
Current assets
Cash and cash equivalents	19,323,541	32,918,751
Short-term investments	1,969,228	1,936,787
Accounts receivable	44,979	55,392
Prepaid expenses	331,094	721,576
Total current assets	21,668,842	35,632,506
Non-current assets
Property and equipment	409,248	392,111
Total non-current assets	409,248	392,111

Total assets	22,078,090	36,024,617
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	7,291,310	6,504,238
Total current liabilities	7,291,310	6,504,238
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2012 – 76,710,285 December 31, 2011 – 71,251,335	198,155,091	177,282,566
Warrants	376,892	2,653,627
Contributed surplus	24,126,265	21,142,519
Accumulated other comprehensive loss	(57,115)	(117,501)
Accumulated deficit	(207,814,353)	(171,440,832)
Total shareholders’ equity	14,786,780	29,520,379
Total liabilities and equity	22,078,090	36,024,617

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	2012 $	2011 $	2010 $
Expenses
Research and development	31,402,625	23,386,685	13,882,565
Operating	5,285,425	5,334,582	6,003,870
Loss before the following	(36,688,050)	(28,721,267)	(19,886,435)
Write down of asset available for sale	—	(735,681)	—
Change in fair value of warrant liability	—	36,000	(4,841,949)
Interest	345,003	416,247	76,934
Loss before income taxes	(36,343,047)	(29,004,701)	(24,651,450)
Income tax expense	(30,474)	(40,000)	(7,611)
Net loss	(36,373,521)	(29,044,701)	(24,659,061)
Other comprehensive gain (loss) - translation adjustment	60,386	39,159	(156,660)
Net comprehensive loss	(36,313,135)	(29,005,542)	(24,815,721)
Basic and diluted loss per common share	(0.48)	(0.41)	(0.39)
Weighted average number of shares (basic and diluted)	76,102,062	70,911,526	62,475,403

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Accumulated Other Comprehensive Income
	Share Capital	Warrants	Contributed Surplus		Accumulated Deficit	Total
	$	$	$	$	$	$

As at December 31, 2010	155,439,610	4,108,652	19,399,489	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive income	—	—	—	39,159	(29,044,701)	(29,005,542)
Exercise of warrants	21,487,080	(1,455,025)	—	—	—	20,032,055
Exercise of stock options	355,876	—	(62,473)	—	—	293,403
Share based compensation	—	—	1,805,503	—	—	1,805,503

As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive income	—	—	—	60,386	(36,373,521)	(36,313,135)
Issued, pursuant to a bought deal financing	19,386,903	376,892	—	—	—	19,763,795
Expiry of warrants	—	(2,653,627)	2,653,627	—	—	—
Exercise of stock options	1,485,622	—	(400,632)	—	—	1,084,990
Share based compensation	—	—	730,751	—	—	730,751

As at December 31, 2012	198,155,091	376,892	24,126,265	(57,115)	(207,814,353)	14,786,780

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	2012 $	2011 $	2010 $

Operating Activities
Net loss for the year	(36,373,521)	(29,044,701)	(24,659,061)
Amortization - property and equipment	109,275	92,590	63,156
Share based compensation	730,751	1,805,503	3,251,041
Change in fair value of warrant liability	—	(36,000)	4,841,949
Write down of asset available for sale	—	735,681	—
Unrealized foreign exchange loss	89,890	115,234	343,821
Net change in non-cash working capital	1,187,967	3,790,510	(1,717,978)
Cash used in operating activities	(34,255,638)	(22,541,183)	(17,877,072)
Investing Activities
Acquisition of property and equipment	(126,412)	(257,790)	(81,846)
Acquisition of investment	—	—	(51,681)
Redemption (purchase) of short-term investments	(32,441)	1,672,459	(1,929,309)
Cash provided by (used in) investing activities	(158,853)	1,414,669	(2,062,836)
Financing Activities
Proceeds from exercise of stock options and warrants	1,084,990	14,824,658	528,211
Proceeds from public offering	19,763,795	—	26,759,921
Cash provided by financing activities	20,848,785	14,824,658	27,288,132
Increase (decrease) in cash	(13,565,706)	(6,301,856)	7,348,224
Cash and cash equivalents, beginning of year	32,918,751	39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents	(29,504)	(76,075)	(500,481)
Cash and cash equivalents, end of year	19,323,541	32,918,751	39,296,682

To view the Company's Fiscal 2012 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2013 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com